Exhibit 13.9

https://propsproject.typeform.com/to/IFpB3z

We welcome comments and other indications of interest from the community regarding out plans for the offering and the platform
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy Props Tokens can be accepted and no part of the purchase price can be received under Regulation A until an offering statement is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind